SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 May 2025
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 15 May 2025
           re: Result of AGM

15 May 2025

LLOYDS BANKING GROUP PLC
ANNUAL GENERAL MEETING

Following the annual general meeting held today at the Edinburgh International Conference Centre, The Exchange, Edinburgh, Lloyds Banking Group plc (the "Company") announces that all resolutions put to shareholders at that meeting were passed by the requisite majorities. Resolutions 1 to 19 (inclusive) were passed as ordinary resolutions. Resolutions 20 to 25 (inclusive) were passed as special resolutions. A poll was held on each of the resolutions proposed. The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Total Votes Validly Cast	Total Votes Cast as a % of the Ordinary Shares in Issue	Votes Withheld
1.	To receive the accounts and reports for the year ended 31 December 2024	40,194,744,521	99.97	10,897,415	0.03	40,205,641,936	66.93%	57,852,120
2.	To re-elect Sir Robin Budenberg as a director	39,916,987,969	99.20	320,091,555	0.80	40,237,079,524	66.98%	26,198,701
3.	To re-elect Charlie Nunn as a director	40,209,448,384	99.93	28,404,214	0.07	40,237,852,598	66.98%	25,674,385
4.	To elect Nathan Bostock as a director	40,205,817,563	99.93	28,748,104	0.07	40,234,565,667	66.98%	28,418,485
5.	To re-elect William Chalmers as a director	40,032,766,969	99.49	203,378,102	0.51	40,236,145,071	66.98%	26,978,436
6.	To re-elect Sarah Legg as a director	40,202,357,436	99.92	32,693,902	0.08	40,235,051,338	66.98%	27,901,152
7.	To re-elect Amanda Mackenzie as a director	40,207,536,290	99.93	27,730,308	0.07	40,235,266,598	66.98%	27,790,378
8.	To re-elect Harmeen Mehta as a director	40,202,798,771	99.92	30,970,240	0.08	40,233,769,011	66.98%	29,110,045
9.	To re-elect Cathy Turner as a director	38,645,294,255	96.05	1,589,943,220	3.95	40,235,237,475	66.98%	27,575,142
10.	To re-elect Scott Wheway as a director	40,204,223,157	99.92	30,592,821	0.08	40,234,815,978	66.98%	27,862,943
11.	To re-elect Catherine Woods as a director	39,950,180,673	99.29	284,926,112	0.71	40,235,106,785	66.98%	27,641,654
12.	To approve the directors' remuneration report	37,912,721,332	94.23	2,322,916,654	5.77	40,235,637,986	66.98%	27,886,701
13.	To declare and pay a final dividend	40,238,725,285	99.98	7,808,593	0.02	40,246,533,878	67.00%	17,786,277
14.	To re-appoint Deloitte LLP as Auditor	40,215,797,561	99.94	22,954,117	0.06	40,238,751,678	66.98%	24,538,110
15.	To authorise the Audit Committee to set the remuneration of the Auditor	40,200,262,522	99.90	39,438,043	0.10	40,239,700,565	66.99%	23,229,979
16.	To approve the removal of the 5 per cent. dilution limit from discretionary share plans	38,800,461,206	96.47	1,418,648,424	3.53	40,219,109,630	66.95%	43,787,768
17.	To authorise the Company and its subsidiaries to make political donations or incur political expenditure	39,232,374,352	97.50	1,007,863,899	2.50	40,240,238,251	66.99%	24,444,521
18.	To authorise the directors to allot shares	37,988,508,575	94.42	2,245,496,811	5.58	40,234,005,386	66.98%	28,978,858
19.	To authorise the directors to allot shares in relation to the issue of Regulatory Capital Convertible Instruments	39,455,643,907	98.07	775,687,846	1.93	40,231,331,753	66.97%	31,505,513
20.	To disapply pre-emption rights	39,737,560,105	98.84	465,984,343	1.16	40,203,544,448	66.93%	59,113,579
21.	To disapply pre-emption rights in the event of financing an acquisition transaction or other capital investment	39,547,817,033	98.36	657,788,580	1.64	40,205,605,613	66.93%	56,805,558
22.	To disapply pre-emption rights in relation to the issue of Regulatory Capital Convertible Instruments	38,992,471,607	96.94	1,232,431,853	3.06	40,224,903,460	66.96%	37,385,594
23.	To authorise the Company to purchase ordinary shares	40,145,285,672	99.80	79,636,130	0.20	40,224,921,802	66.96%	37,054,879
24.	To authorise the Company to purchase preference shares	39,852,258,873	99.08	370,511,309	0.92	40,222,770,182	66.96%	39,352,685
25.	To authorise reduced notice of a general meeting other than an annual general meeting	37,448,781,403	93.07	2,787,052,218	6.93	40,235,833,621	66.98%	25,800,407

Notes

The full text of the resolutions, along with the explanatory notes, is set out in the Notice of Annual General Meeting, which is available on the Company's website: www.lloydsbankinggroup.com

For all resolutions, as at 5.30 pm on Tuesday 13 May 2025 (the time at which shareholders who wanted to attend, speak and vote at the meeting were required to have their details entered in the register of members), there were 60,072,396,578 ordinary shares in issue.

Ordinary shareholders are entitled to one vote per share. A vote withheld is not a vote in law and therefore has not been counted in the calculation of the proportion of votes "For" or "Against" a resolution.

In accordance with UK Listing Rule 6.4.2, copies of the resolutions that do not constitute ordinary business at the annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection in unedited full text at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

-END-

For further information:

Investor Relations
Douglas Radcliffe                                                                                                              +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                                        +44 (0)77 8835 2487
Head of Media Relations
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 15 May 2025